UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Plaza de San Nicolás, 4

48005 Bilbao

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Explanatory Note

This Report on Form 6-K contains, as exhibits, certain documents listed below relating to the issuance and sale by BBVA U.S. Senior, S.A. Unipersonal (the “Issuer”) of $2,000,000,000 of its 4.664% Fixed Rate Senior Notes due 2015 (collectively, the “Notes”), guaranteed by Banco Bilbao Vizcaya Argentaria, S.A. (the “Guarantor”) (the “Guarantee”, and together with the Notes, the “Securities”). This Report on Form 6-K and the Exhibits hereto are hereby incorporated by reference into Registration Statement No. 333-167820 on Form F-3.

Exhibit Index

Exhibit	Description of Exhibit

1.1	Pricing Agreement dated October 4, 2012

4.1	Form of Security Certificate representing the Fixed Rate Senior Notes due 2015

4.2	First Supplemental Indenture

5.1	Opinion of Davis Polk & Wardwell LLP, special United States counsel to the Issuer and Guarantor, as to the legality of the Securities being registered

5.2	Opinion of J&A Garrigues, S.L.P., Spanish counsel to the Issuer and Guarantor, as to the legality of the Securities being registered

23.1	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

23.2	Consent of J&A Garrigues, S.L.P. (included in Exhibit 5.2)

99.1	Paying Agency Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Erik Schotkamp

Name: Erik Schotkamp

Title: Capital and Funding Managing Director

Date: October 10, 2012

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